EXHIBIT 16.1

Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549


June 10, 2002


Ladies and Gentlemen:

We were previously principal accountants for Disease Sciences, Inc. (the "Company") and under the date of May 26, 2001, we reported on the balance sheet of Disease Sciences, Inc (A Development Stage Enterprise) as of April 30, 2001 and the related statements of operations, stockholders' equity and cash flows from April 17, 2001 (Inception) to April 30, 2001. On May 10, 2002, we were verbally informed by Company management that our appointment as principal accountants was terminated. We have read Disease Sciences, Inc statements included under Item 4 of its Form 8-K/A dated June 11, 2002, and we agree with such statements


Very truly yours,


/s/ Feldman Sherb & Co., P.C.
-----------------------------
Feldman Sherb & Co., P.C.